Filed Pursuant to Rule 424(b)(1)

File Number: 333-127489

PROSPECTUS

AUXILIUM PHARMACEUTICALS, INC.

10,303,483 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock and shares of common stock underlying warrants previously issued by Auxilium Pharmaceuticals, Inc. to the selling stockholders in a private placement transaction.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares.

The selling stockholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses, and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “AUXL.” On August 11, 2005, the last reported sale price of our common stock was $6.84 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2005.

Our principal executive offices are located at 40 Valley Stream Parkway, Malvern, Pennsylvania 19355, our telephone number is (484) 321-5900 and our Internet address is www.auxilium.com. The information on our Internet website is not incorporated by reference in this prospectus. We have included our Internet website address as an inactive textual reference only. Unless stated or the context otherwise requires, references in this prospectus to “Auxilium,” “the Company,” “we,” “us,” and “our” refer to Auxilium Pharmaceuticals, Inc. and its subsidiaries.

Testim® and our AUXILIUM logo are our trademarks. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision.

Auxilium Pharmaceuticals, Inc.

We are a specialty pharmaceutical company that develops and markets products for urology and sexual health. We currently market one product with a sales and marketing organization of approximately 120 people and have three products in development. Our marketed product, Testim®, is a proprietary, topical 1% testosterone gel indicated for the treatment of hypogonadism. According to a 2001 article published in The Journal of Clinical Endocrinology & Metabolism, hypogonadism is a disorder that affects approximately 20% of the U.S. male population over age 50. We estimate there is a similar percentage of affected men in Europe. Hypogonadal men exhibit lower than normal levels of testosterone. Testosterone replacement therapy, or TRT, is the standard treatment for hypogonadism.

According to IMS Health Inc., or IMS, a pharmaceutical market research firm, in 2004, U.S. TRT dollar sales grew by 15.2% to $459 million as compared to 2003, while total prescriptions grew by 6.1% to over 2.3 million as compared to 2003. For the six months ended June 30, 2005, IMS reports that U.S. TRT dollar sales grew by 9.3% to $246 million, while total prescriptions decreased by 0.6% to 1.2 million as compared to the same period in 2004. U.S. TRT gel prescriptions grew at a greater rate in 2004, by 11.8% and grew by 3.5% for the six months ended June 30, 2005 from the same period in 2004, according to IMS. According to the FDA, hypogonadism is often under diagnosed and under treated. We estimate about 5% of hypogonadal men currently receive TRT. Therefore, we believe the TRT market is poised to experience further growth due to increasing diagnosis and improving physician and patient awareness.

Testosterone gels constitute a substantial portion of the TRT market, representing 76.0% of dollar sales and 66.8% of total prescriptions for the six months ended June 30, 2005, according to IMS. IMS reports that we have increased Testim’s share of monthly total testosterone gel prescriptions to 13.6% in June 2005. Since we launched Testim in the first quarter of 2003, total monthly Testim prescription units dispensed have increased from approximately 1,000 in March 2003 to approximately 24,600 in June 2005, according to IMS. Currently, there are two marketed testosterone gels, including Testim, and other TRT products include pills, injections, transdermal patches and a buccal tablet.

We believe Testim’s growth has been due to Testim’s favorable clinical profile, as well as the growth of the TRT market. We have conducted 13 clinical studies for Testim in over 1,600 patients, including five studies with currently marketed products. One single-dose study in 29 patients showed Testim produced 30% higher total testosterone absorption and 47% higher free testosterone absorption compared to another commercial gel. In the other two studies, Testim brought significantly more men with low testosterone to normalized 24-hour levels than a transdermal patch. We promote Testim with a sales and marketing organization of approximately 120 people, and our sales representatives call on urologists, endocrinologists and select primary care physicians. In May 2005, Oscient Pharmaceuticals, Corp., or Oscient, commenced co-promotion of Testim to primary care physicians in the U.S. using its 250-person sales force. We believe there is an opportunity to continue to increase sales of Testim through sales force detailing targeted to segmented physician groups, increased product awareness and label expansion.

We are developing two products in Phase II, one for the treatment of Peyronie’s and Dupuytren’s Diseases and the second for testosterone replacement using our licensed transmucosal film delivery system. Peyronie’s

Disease is the development of scar tissue in the shaft of the penis which can cause pain on erection and may prevent intercourse. This disease affects men predominately over age 50, according to an article published in International Journal of Impotence Research in 2002. Peyronie’s Disease is generally treated by urologists although we believe no treatment has been demonstrated to be effective in controlled clinical trials. Dupuytren’s Disease is a condition that causes a patient’s fingers to contract permanently, thereby impairing the functioning of the hand. Surgery is the only effective treatment at present, however, due to the recurrent nature of the disease, multiple corrective surgeries become increasingly complex. We have a product in Phase I of development for the treatment of overactive bladder using our licensed transmucosal film delivery system. We also are evaluating formulations for pain product candidates using our licensed transmucosal film delivery system, products for androgen replacement and other products for urologic and sexual health.

THE OFFERING

Common Stock offered by selling stockholders	10,303,483 shares (includes 2,060,687 shares issuable upon exercise of warrants to purchase common stock, held by the selling stockholders)

Use of proceeds	Auxilium Pharmaceuticals, Inc. will not receive any proceeds from the sale of shares in this offering

Nasdaq National Market symbol	AUXL

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained or incorporated by reference in this prospectus before you purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know or that we currently believe are immaterial which could also impair our business or financial condition. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Results and Need for Additional Financing

We have incurred significant losses since our inception and may not achieve profitability in the foreseeable future.

We have incurred significant losses since our inception, including net losses of $20.1 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $119.4 million. Our only approved product is Testim. We expect to continue to make substantial expenditures related to the marketing and selling of Testim. As we launched Testim in the first quarter of 2003, we cannot be certain how effective our marketing and selling programs will be in the future. We continue to expand and enhance the marketing and selling of Testim. In April 2005, we entered into an agreement with Oscient for the co-promotion of Testim to primary care physicians in the U.S. As a result, marketing and selling expenses are likely to increase substantially in the future. In addition, we expect to continue to incur substantial expenses, including milestone payments, as we:

•	develop our product candidate for Peyronie’s and Dupuytren’s Diseases, testosterone replacement transmucosal film, overactive bladder transmucosal film and pain transmucosal film product candidates and any other product candidates that we license or acquire;

•	seek regulatory approval for our product candidates;

•	commercialize any of our product candidates that receive marketing approval or any approved products that we acquire or in-license; and

•	acquire or in-license new technologies or development stage or approved products.

Accordingly, we expect to continue to incur substantial additional losses for the foreseeable future. In order to achieve and maintain profitability, we will need to generate significantly greater revenues from Testim and any other product candidate for which we receive marketing approval. As a result, we are unsure when we will become profitable, if at all. If we fail to achieve profitability within the time frame expected by investors, the value of our common stock may decline substantially.

Because we have a limited operating history, our future results are unpredictable, and therefore, our common stock is a highly speculative investment.

We commenced operations in the fourth quarter of 1999 and have a very limited operating history for you to evaluate our business. Accordingly, you must consider our prospects in light of the risks and difficulties encountered by companies in their early stages. In order to address these risks, we must:

•	increase the sales of Testim, our only product with marketing approval;

•	successfully develop, obtain marketing approval for and have manufactured our current product candidates, including our Peyronie’s and Dupuytren’s Diseases, testosterone replacement transmucosal film, overactive bladder transmucosal film and pain transmucosal film product candidates;

•	successfully identify and develop new product candidates;

•	effectively commercialize any approved product candidates that we develop or any approved products that we acquire;

•	respond to competitive pressures from other businesses, including the launch of any products that compete directly with Testim in the treatment of hypogonadism;

•	identify and negotiate favorable agreements with third parties for the manufacture, distribution and marketing and sales of our approved products; and

•	effectively manage our relationships with vendors and third parties.

In addition, due to our limited operating history, we have minimal experience with product returns. If returns are higher than expected, our operating results could be materially harmed.

All of our revenues to date have been generated from the sale of Testim, and, if sales of Testim do not grow, we will not become profitable.

Our only product with marketing approval is Testim and our product revenues to date have been generated solely from the sale of Testim. Until such time as we develop, acquire or in-license additional products that are approved for marketing, we will continue to rely on Testim for all of our revenues. Accordingly, our success depends significantly on our ability to increase sales of Testim. Our sales and marketing efforts or those of our co-promotion partner may not be successful in increasing prescriptions for Testim. Sales of Testim are subject to the following risks, among others:

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	acceptance by the medical community or the general public of Testim as a safe or effective therapy for hypogonadism;

•	increasing awareness of hypogonadism by the medical community or the general public as a medical disorder requiring treatment;

•	pressures from existing or new competing products, including generic products, that may provide therapeutic, convenience or pricing advantages over Testim; and

•	failure of third-party payors to provide coverage and sufficient reimbursement for Testim.

For the foreseeable future, if we are unable to grow Testim sales, we will be unable to increase our revenues or achieve profitability and we may be forced to delay or change our current plans to develop other product candidates.

If we are unable to meet our needs for additional funding in the future, we may be required to limit, scale back or cease our operations.

Our operations to date have generated substantial and increasing needs for cash. Our negative cash flows from operations are expected to continue for at least the foreseeable future. Our strategy contains elements that we will not be able to execute without outside funding. Specifically, we may need to raise additional capital to:

•	enhance or expand our sales and marketing efforts for Testim or other products we may co-promote, acquire or in-license;

•	fund our product development, including clinical trials;

•	commercialize any product candidates that receive regulatory approval; and

•	acquire or in-license approved products or product candidates or technologies for development.

We believe that our existing cash resources and interest on these funds will be sufficient to meet our anticipated operating requirements until at least the end of 2007. Our future funding requirements will depend on many factors, including:

•	Testim market acceptance and sales growth;

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	third-party payor reimbursement for Testim;

•	the cost of manufacturing, distributing, marketing and selling Testim;

•	the scope, rate of progress and cost of our product development activities;

•	future clinical trial results;

•	the degree to which our current co-promotion agreements generate revenue.

•	the terms and timing of any future collaborative, licensing, co-promotion and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the costs of commercializing any of our other product candidates;

•	acquisition or in-licensing costs;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

These factors could result in variations from our currently projected operating and liquidity requirements. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to borrow money or sell additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms. Moreover, the terms of the sale of any equity or debt securities may not be acceptable to us and could result in substantial dilution of your investment. If we are unable to obtain this additional financing, we may be required to:

•	reduce the size or scope, or both, of our sales and marketing efforts for Testim or any of our future products;

•	delay or reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities;

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We are a relatively new company and our sales prospects are uncertain. We have been selling

Testim, our only approved product, since the first quarter of 2003 and cannot predict with certainty the timing or level of sales of Testim in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Factors That May Affect Our Future Results,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for Testim, including any change in wholesaler purchasing patterns or cost structures for our products or their services;

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	prescription levels relating to physician and patient acceptance of, and prescription costs for, Testim or any of our future products;

•	government or private healthcare reimbursement policies;

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	introduction of competing products, including generics;

•	any interruption in the manufacturing or distribution of Testim or any of our future products;

•	the degree to which our expenses generated by our co-promotion arrangements exceed revenue we derive from such arrangements;

•	our operating expenses, many of which are relatively fixed;

•	timing and costs associated with any new product or technology acquisitions we may complete;

•	variations in our rates of product returns, allowances and rebates and discounts; and

•	milestone payments.

Forecasting our revenues is further complicated by difficulties in estimating inventory levels at our wholesaler and chain drug store customers, prescription levels, the timing of purchases by wholesalers and retailers to replenish inventory and the occurrence and amount of product returns.

In addition to the foregoing specific factors that may cause fluctuations in our operating results, our operating results also may be affected significantly by the degree to which there is a variation in any of the elements in the Black-Scholes valuation model that we used to calculate the fair value of the warrants to purchase 2,060,687 shares of our common stock that we issued in our June 30, 2005 private placement. Due to the nature of the significant damages that we could incur if we fail to file a registration statement with the Securities and Exchange Commission by August 14, 2005 to register for resale the shares of common stock and the shares of common stock issuable upon exercise of these warrants, or if, subject to certain exceptions, we fail to keep the registration statement effective for up to two years, the warrants must be classified as a derivative instrument and cannot be considered equity. Accordingly, we recorded a liability for the fair value of these warrants equal to $6.2 million at June 30, 2005. This liability is based on the fair value of the warrants at June 30, 2005 using a Black-Scholes valuation model. In future reporting periods we will be required to recalculate the fair value of this liability, and to the extent that any of the variables used in the valuation model (including the price of our common stock) change, the value of the liability will increase or decrease. The change in the value of the liability will be included in our statement of operations under the caption as “other income (expense), net.”

As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

Risks Related to Development of Our Product Candidates

We may not be able to develop product candidates into viable commercial products, which would impair our ability to grow and could cause a decline in the price of our stock.

The process of developing product candidates involves a high degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	clinical trials may show our product candidates to be ineffective or not as effective as anticipated or to have harmful side effects or any unforeseen result;

•	product candidates may fail to receive regulatory approvals required to bring the products to market;

•	manufacturing costs, the inability to scale up to produce supplies for clinical trials or other factors may make our product candidates uneconomical; and

•	the proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Currently, there is substantial congressional and administrative review of the regulatory approval process for drug candidates in the U.S. Any changes to the U.S. regulatory approval process could significantly increase the timing or cost of regulatory approval for our product candidates making further development uneconomical or impossible.

In addition, developing product candidates is very expensive and will have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	the cost and timing of manufacturing clinical supplies of product candidates;

•	our ability to raise any additional funds that we need to complete our trials;

•	the number and outcome of clinical trials conducted by us and/or our collaborators;

•	the number of products we may have in clinical development;

•	in-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and

•	future levels of our revenue.

Our product development efforts also could result in large and immediate write-offs, significant milestone payments, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could negatively impact our financial results. Additionally, if we are unable to develop our product candidates into viable commercial products, we may remain reliant solely on Testim sales for our revenues, potentially limiting our growth opportunities.

If clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Clinical trials that we may conduct may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed or may need to be restructured for a variety of reasons, including delays or restructuring related to:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	obtaining an investigational new drug exemption, or IND, or other regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective investigators or trial sites;

•	obtaining institutional review board, or equivalent, approval to conduct a clinical trial at a prospective site;

•	recruiting subjects to participate in a clinical trial;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of clinical trial supplies;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

Prior to commencing clinical trials in the U.S., we must have an effective IND for each of our product candidates. An IND has been filed by BioSpecifics Technologies for our Peyronie’s Disease product candidate. An IND has been filed and is effective for our testosterone replacement transmucosal film product candidate; however, INDs have not been filed for our overactive bladder transmucosal film or pain transmucosal film product candidates. We will not be able to commence clinical trials in the U.S. for these product candidates until we file, and the FDA fails to object to, an IND for each candidate.

Our primary product candidates that are in development are our AA4500 product for the treatment of Peyronie’s and Dupuytren’s Diseases and our testosterone replacement transmucosal film, and completion of clinical trials for each product candidate, before commercialization. If we experience delays in or termination of clinical trials or if the cost or timing of the regulatory approval process in the U.S. increases, our financial results and the commercial prospects for our product candidates will be adversely impacted. In addition, our product development costs would increase and our ability to generate additional revenue from new products could be impaired.

Adverse events or lack of efficacy in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates, which could materially harm our business.

Patients participating in the clinical trials of our product candidates may experience serious adverse health events. A serious adverse health event includes death, a life-threatening condition, hospitalization, disability, congenital anomaly, or a condition requiring intervention to prevent permanent impairment or damage. The occurrence of any of these events could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA, or other regulatory authorities, denying approval of our product candidates for any or all targeted indications. An institutional review board or independent data safety monitoring board, the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use. Any delay in the regulatory approval of our product candidates could increase our product development costs and allow our competitors additional time to develop or market competing products. If our product candidates do not receive the necessary regulatory approval, we may remain reliant on sales of Testim as our sole source of revenue.

Our failure to successfully in-license or acquire additional technologies, product candidates or approved products would impair our ability to grow.

We intend to in-license, acquire, develop and market additional products and product candidates so that we are not solely reliant on Testim sales for our revenues. Because we have limited internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products or technologies to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates, products and technologies. To date, we have in-licensed the formulation technology underlying Testim from Bentley, the transmucosal film technology underlying our testosterone replacement transmucosal film, overactive bladder transmucosal film and pain transmucosal film product candidates from PharmaForm and the enzyme underlying AA4500 from BioSpecifics Technologies.

We may not be able to successfully identify any other commercial products or product candidates to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable in-licensing arrangement or acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the in-licensing or acquisition of product candidates and approved products. We may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that we find acceptable, or at all. If we are unable to in-license or acquire additional commercial products or product candidates we may be reliant solely on Testim sales for revenues. As a result, our ability to grow our business or increase our profits could be severely limited.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

Since our inception, we have acquired the underlying technology for Testim and all of our product candidates through in-licensing arrangements. The underlying technology for Testim has been licensed from Bentley. The underlying technology for our testosterone, overactive bladder and pain therapy transmucosal film product candidates has been licensed from PharmaForm. AA4500, our product candidate for Peyronie’s and Dupuytren’s Diseases, has been licensed from BioSpecifics Technologies. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. If we undertake an acquisition, the process of integrating any newly acquired business, technology, service or product into our existing operations could be expensive and time consuming and may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials or not reaching its forecasted commercial potential. We may fund any future acquisition by issuing equity or debt securities, which could dilute your ownership percentage or limit our financial or operating flexibility as a result of restrictive covenants related to new debt. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed. If we are unable to acquire and successfully integrate product candidates through in-licensing or the acquisition of businesses, services or products, we may remain reliant solely on Testim sales for revenue. In pursuing our acquisition strategy, we have expended significant management time, consulting costs and legal expenses without consummating a transaction.

Risks Related to Regulatory Approval of Our Product Candidates

We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

The testing, development and manufacturing and distribution of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, advertising and promotion of Testim and our product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. Currently, there is a substantial amount of congressional and administrative review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S. In addition, the regulatory requirements relating to the manufacturing, testing, and promotion, marketing and distribution of our products may change in the U.S. or the other jurisdictions in which we may have obtained or be seeing regulatory approval for our products or product candidates. Such changes may increase our costs and adversely effect our operations.

Testosterone is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Our transmucosal film product candidates may also involve the use of scheduled substances. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any.

Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export, and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration.

Products containing controlled substances may generate public controversy. As a result, these products may have their marketing rights or regulatory approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. For some scheduled substances, the FDA may require us to develop a comprehensive risk management program to reduce the inappropriate use of our products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could increase our product development costs and may allow our competitors additional time to develop or market competing products.

Additionally, failure to comply with or changes to the regulatory requirements that are applicable to Testim or our other product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	warning letters;

•	withdrawal of Testim or a product candidate from the market;

•	voluntary or mandatory recall of Testim or a product candidate;

•	fines against us;

•	suspension or withdrawal of regulatory approvals for Testim or a product candidate;

•	suspension or termination of any of our ongoing clinical trials of a product candidate;

•	refusal to permit to import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us.

If our product candidates are not demonstrated to be sufficiently safe and effective, they will not receive regulatory approval and we will be unable to commercialize them.

Other than Testim, all of our other product candidates are in preclinical or clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. BioSpecifics Technologies has filed an IND for our Peyronie’s Disease product candidate. An IND has been filed and is effective for our testosterone replacement transmucosal film product candidate; however, INDs have not been filed for our overactive bladder or pain transmucosal film product candidates. The regulatory approval process typically is extremely expensive, takes many years and the timing or likelihood of any approval cannot be accurately predicted.

As part of the regulatory approval process, we must conduct preclinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the preclinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an institutional review board or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	a product candidate may not be deemed to be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of our product candidates or the failure to maintain regulatory approval for Testim could prevent us from growing our revenues or achieving profitability.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

We are a relatively small company and we rely heavily on third parties to conduct many important functions. As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In addition, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, or SOA, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, impede our ability to raise capital or lead to the de-listing of our stock.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance and other matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the SOA, and rules adopted or proposed by the SEC and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. Although we are not required to issue an evaluation of our internal control over financial reporting under Section 404 of SOA until March 2006, at the earliest, preparations for the issuance of this report have already resulted in increased costs to us, which will increase further. If we are not able to issue an evaluation of our internal control over financial reporting as required or we or our independent registered public accounting firm determine that our internal control over financial reporting is not effective, this shortcoming could have an adverse effect on our business and financial results and the price of our common stock could be negatively affected. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees and as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with these rules and regulations.

Risks Related to Commercialization

If medical doctors do not prescribe our products or the medical profession does not accept our products, our ability to grow our revenues will be limited.

Our business is dependent on market acceptance of our products by physicians, healthcare payors, patients and the medical community. Medical doctors’ willingness to prescribe our products depends on many factors, including:

•	perceived efficacy of our products;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects in both clinical trials and commercial use;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of our products;

•	publicity concerning our products or competing products; and

•	our ability to obtain third-party coverage or reimbursement.

Even though we have received regulatory approval for Testim, and even if we receive regulatory approval and satisfy the above criteria for any of our other product candidates, physicians may not prescribe our products if we do not promote our products effectively. Factors that could affect our success in marketing our products include:

•	the effectiveness of our sales force and that of any co-promotion partners;

•	the adequacy and effectiveness of our production, distribution and marketing capabilities;

•	the success of competing products; and

•	the availability and extent of reimbursement from third-party payors.

If any of our products or product candidates fails to achieve market acceptance, we may not be able to market and sell the products successfully, which would limit our ability to generate revenue and could harm our business.

If testosterone replacement therapies are perceived to create or create health risks, our sales of Testim may decrease and our operations may be harmed.

Recent studies of female hormone replacement therapy products have reported an increase in health risks. As a result of such studies, some companies that sell or develop female hormone replacement products have experienced decreased sales of these products, and in some cases, a decline in the value of their stock. Publications have, from time to time, suggested potential health risks associated with testosterone replacement therapy. Potential health risks were described in various articles, including a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed were fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, increased cardiovascular disease risk and the suppression of sperm production. It is possible that studies on the effects of TRT could demonstrate these or other health risks. This, as well as negative publicity about the risks of hormone replacement therapy, including TRT, could adversely affect patient or prescriber attitudes and impact Testim sales. In addition investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.

Testim competes in a very competitive market, and if we are unable to compete effectively with the other companies that produce products for the treatment of urologic or sexual health disorders, our ability to generate revenues will be limited.

The primary competition for Testim is AndroGel®, marketed by Solvay Pharmaceuticals. AndroGel® was launched approximately three years before Testim and, according to IMS, has a much larger share of the testosterone gel market than we do and also accounted for approximately 58% of total testosterone prescriptions for the first half of 2005. Furthermore, Solvay is a much larger company than we are with greater resources and greater ability to promote its product through a larger sales force. Testim also competes with other forms of testosterone replacement therapies such as oral treatments, patches, injectables and a buccal tablet. Generally, Testim is more expensive than patches and injectables. AndroDerm® is a transdermal testosterone patch marketed by Watson Pharmaceuticals. AndroDerm® is the leading patch product and accounted for approximately 12% of total testosterone prescriptions for the first half of 2005. Many of our competitors, such as Solvay and Watson, have substantially greater financial, technical and human resources than we have. These resources may be used to more effectively develop, market or acquire products and technologies. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. In addition, our competitors are developing new testosterone treatment therapies.

The pharmaceutical industry is highly competitive. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for Testim or any products for which we receive marketing approval. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies. Many of our competitors have substantially greater research and development capabilities and experience, and greater management, manufacturing, distribution, marketing and financial resources, than we do. Accordingly, our competitors may:

•	develop or license products or other novel technologies that are more effective, safer or less costly than Testim or product candidates that are being developed by us;

•	obtain regulatory approval for products before we do; or

•	commit more resources than we can to developing, marketing and selling competing products.

Other new treatments are being sought for TRT, including a new class of drugs called Selective Androgen Receptor Modulators, or SARMs. SARMs are in the early stages of development and their future impact on TRT is unknown.

If other pharmaceutical companies develop generic versions of any products that compete with our commercialized products or any of our products, our business may be adversely affected.

Other pharmaceutical companies may develop generic versions of any products that compete with our commercialized products or any of our products that are not subject to patent protection or other proprietary rights. For example, because the ingredients of Testim are commercially available to third parties, it is possible that competitors may design formulations, propose dosages or develop methods of administration that would be outside the scope of the claims of one or more, or of all, of the patent rights that we in-license. This would enable their products to effectively compete with Testim. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products. Additionally, if a generic form of Testim is approved and sold in the U.S., our co-promotion partner for Testim may terminate our co-promotion agreement which could cause a material decrease in revenue from Testim.

The primary competition for Testim is AndroGel®, marketed by Solvay Pharmaceuticals. We are aware of at least two companies, Watson and Par Pharmaceutical, that have filed abbreviated new drug applications, or ANDAs, with the FDA to be approved as generics of AndroGel®. Solvay has filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. On November 1, 2004, Par Pharmaceutical’s partner, Paddock Laboratories, received tentative approval of its ANDA from the FDA, but cannot market its generic of AndroGel® until the Solvay action is resolved and until final approval is received from the FDA. The final approval of either or both of these ANDAs or an ANDA for any other generic would result in increased competition for Testim at lower prices.

If third-party payors do not reimburse customers for Testim or any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits will not grow.

Our revenues and profits depend heavily upon the availability of coverage and reimbursement for the use of Testim, and any of our product candidates that are approved for marketing, from third-party healthcare and state and federal government payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination the product is:

•	competitively priced;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Since reimbursement approval for a product is required from third-party and government payors, seeking this approval, particularly when seeking approval for a preferred form of reimbursement over other competitive products, is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. For any individual third-party payor, we may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products or at all. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. To date, we have not experienced any problems with third-party payors. This does not mean that we will not experience any problems with third-party payors in the future.

International commercialization of Testim and our product candidates faces significant obstacles.

As with Testim, we may plan to commercialize some of our product candidates internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

If incremental sales generated by our co-promotion partnership do not offset our obligations under the agreement, our profitability and results of operations may be negatively affected, which could cause the price of our common stock to decline.

In April 2005, we entered into a co-promotion agreement with Oscient. Under the terms of the agreement, Oscient promotes Testim to primary care physicians in the U.S. using its 250-person sales force, while we continue to promote Testim using our specialty sales force that calls on urologists, endocrinologists and select primary care physicians. We are obligated to share equally with Oscient an agreed upon amount of Testim promotional expenses relating to U.S. primary care physicians. In addition, we are obligated to pay Oscient a specified percentage of the gross profit from Testim sales attributable to primary care physicians in the U.S. that exceeds a specified sales threshold. The specific percentage is based upon Testim sales levels attributable to primary care physicians and the marketing expenses incurred by Oscient in connection with the promotion of Testim under the agreement. We anticipate that our selling and marketing expenses will increase significantly as a result of our obligations under the agreement. If we are unable to effectively utilize the combined sales forces or if the additional selling efforts do not sufficiently increase Testim sales, our profitability may be negatively affected, which may cause our stock price to decline.

In addition, we may be required to make termination payments under the agreement to Oscient upon the occurrence of certain termination events, such as in the event a generic form of Testim is approved and sold in the U.S. or in the event there is an interruption in supply of Testim. Such payments will adversely affect our results of operations.

Healthcare reform measures could adversely affect our business.

The business and financial condition of pharmaceutical companies is affected by the efforts of governmental and third-party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation. The prescription drug program established by this legislation and future amendments or regulatory interpretations of the legislation could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. This prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for Testim or any products we develop or to lower reimbursement amounts that they pay.

Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The commercialization of Testim and the clinical testing and, if approved, commercialization of our product candidates involves significant exposure to product liability claims. We have clinical trial and product liability insurance that covers Testim and the clinical trials of our other product candidates that we believe is adequate in both scope and amount and has been placed with what we believe are reputable insurers. We are self-insured for the first $1.0 million of liability under these policies. Our product liability policies have been written on a claims-made basis. If any of our product candidates are approved for marketing, we may seek additional coverage. We cannot predict all of the adverse health events that Testim or our product candidates may cause. As a result, our current and future coverages may not be adequate to protect us from all the liabilities that we may incur. If losses from product liability claims exceed our insurance coverage, we may incur substantial liabilities that exceed our financial resources. Whether or not we were ultimately successful in product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If we are required to pay a product liability claim, we may not have sufficient financial resources and our business and results of operations may be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities and our commercial product, Testim, involve the use of testosterone and large amounts of alcohol which are classified as hazardous materials and chemicals. AA4500 is a biologic product. Biologic products may present a manufacturing health hazard due to risk of infection with the bacterial cell line used to produce the product or with potential viral contamination with the fermentation. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business and financial condition. To our knowledge, we have not been the subject of any investigation by any agency or authority for failure to comply with any rules or regulations applicable to hazardous materials or chemicals. We do not maintain specific insurance for the handling of biological, hazardous and radioactive materials. We have contracts with third-party providers for the storage and disposal of hazardous waste and believe that any claims against us in these areas would be the responsibility of these third parties. However, we may be held responsible for these claims despite the fact that we have contracted with third parties for the storage and disposal of hazardous waste. If we are exposed to these types of claims, we could be held responsible for liabilities that exceed our financial resources, which could severely affect our operations.

Risks Related to Our Dependence on Third-Party Manufacturers and Service Providers

Since we rely on third-party manufacturers and suppliers, we may be unable to control the availability or cost of manufacturing our products, which could adversely affect our results of operations.

We do not manufacture Testim or any of our product candidates and have no current plan to develop any capacity to do so. We have contracted with DPT Laboratories to manufacture Testim through December 31, 2005. We are in the process of qualifying a back-up supplier to manufacture Testim. We have contracted with Cobra Biologics Ltd for the production of our clinical supply of AA4500, our Peyronie’s and Dupuytren’s Diseases product candidate. We plan to contract with one or more third-party manufacturers to manufacture our transmucosal film product candidates. The manufacture of pharmaceutical products requires significant expertise and capital investment. DPT Laboratories, Cobra, any back-up supplier for Testim or AA4500, or any other third-party manufacturer may encounter difficulties in production. These problems may include:

•	difficulties with production costs and yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with strictly enforced federal, state and foreign regulations; and

•	lack of capital funding.

DPT, Cobra, any back-up supplier for Testim or AA4500, or any of our other third-party manufacturers may not perform as agreed or may terminate its agreement with us, which would adversely impact our ability to produce and sell Testim or our ability to produce AA4500 or other product candidates for clinical trials.

Our contract with DPT Laboratories to manufacture Testim expires on December 31, 2005. Although we are in the process of qualifying a back-up supplier to manufacture Testim, we do not have an alternate manufacturer of Testim at this time. We have capitalized as work-in-process inventory $1,091,000 of Testim manufactured by a back-up supplier. We intend to sell this inventory after we receive approval of the manufacturing facility and process from the U.S. Food and Drug Administration, or FDA. Although additional required testing of this inventory remains to be completed, we capitalized this inventory based on favorable preliminary results from analytical testing, past product experience and our belief that it is probable that the inventory will be saleable. If the ultimate testing results prove unfavorable or the FDA does not approve the manufacturing facility or process, we will have to write-off this inventory. If there is an interruption in the supply of Testim, our co-promotion partner for Testim may terminate our co-promotion agreement and in that event, we would be obligated to make a payment to Oscient the amount of which depends on when the supply interruption occurs. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange and receive regulatory approval for alternative arrangements. We may not be able to contract for the manufacturing of Testim on acceptable terms, if at all, which would materially impair our business.

Any of these factors could increase our costs and result in us being unable to effectively commercialize or develop our products. Furthermore, if DPT, Cobra, or any other third-party manufacturer fails to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, we may be unable to meet the demand for our products and we may lose potential revenues.

We rely on a single source supplier and a limited number of suppliers for two of the primary ingredients for Testim and the loss of any of these suppliers could prevent us from selling Testim, which would materially harm our business.

We rely on third-party suppliers for our supply of testosterone and pentadecalactone, or CPD, two key ingredients of Testim. Testosterone is available to us from only two sources. We rely exclusively on one outside source for our supply of CPD. We do not have any agreements with these suppliers regarding these key ingredients. If either of the two sources that produce testosterone stops manufacturing it, or if we are unable to procure testosterone on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. In addition, if our third-party source of CPD stops manufacturing pharmaceutical grade CPD, or does not make CPD available to us on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. Furthermore, the limited number of suppliers of testosterone and CPD may provide such companies with greater opportunity to raise their prices. Any increase in price for testosterone or CPD may reduce our gross margins.

Due to our reliance on contract research organizations or other third parties to assist us in conducting clinical trials, we are unable to directly control all aspects of our clinical trials.

Currently, we rely in part on three third parties to conduct our clinical trials for the expansion of Testim and the development of our product candidates. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	experience regulatory compliance issues; or

•	undergo changes in priorities or may become financially distressed.

These factors may adversely affect their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Our contracts with the contract research organizations on which we currently rely are each terminable upon 30-days prior written notice. If we must replace any of these contract research organizations or any other contract research organization we may use in the future to conduct our clinical trials, our trials may have to be suspended until we find another contract research organization that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of our product candidates or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that the contract research organizations on which we rely offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of the relevant product candidate and preclude our ability to commercialize the product, thereby limiting our ability to generate revenue from the sales of products other than Testim, which may result in a decrease in our stock price.

Our third-party manufacturers are subject to regulatory oversight, which may delay or disrupt our development and commercialization efforts.

Third-party manufacturers of our products or product candidates must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by third-party manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of Testim or our product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, which are also supplied by these manufacturers, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.

Approximately 86% of our product shipments are to only four customers; if any of these customers refuse to distribute Testim on commercially favorable terms, or at all, our business will be adversely affected.

We sell Testim to wholesale drug distributors and chain drug stores who generally sell products to retail pharmacies, hospitals and other institutional customers. We do not promote Testim to these customers, and they do not determine Testim prescription demand. However, approximately 86% of our product shipments during the six month period ended June 30, 2005 were to only four customers: Cardinal Health, Inc., McKesson Corporation, AmerisourceBergen Corporation and Walgreen Co. Our business would be harmed if any of these customers refused to distribute Testim or refuse to purchase Testim on commercially favorable terms to us.

It is possible that wholesalers could decide to change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing products. Such alternative methods may not exist or may not be economically viable.

If we are unable to grow our sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to grow our business.

As an organization, we have a limited history in sales, marketing and distribution. To directly market and distribute Testim or any of our product candidates which receive regulatory approval, we must continue to enhance our sales and marketing efforts. For our direct sales efforts, we will need to hire additional salespeople in order to grow and to manage any turnover that occurs in our sales force. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to grow our direct sales, marketing and distribution capabilities or enter into co-promotion or similar licensing arrangements with third parties in a timely manner, or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues may be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Risks Related to Intellectual Property

If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are critical to our business.

We are a party to a number of license agreements by which we have rights to use the intellectual property of third parties that are necessary for us to operate our business. In particular, we have obtained the exclusive right to develop and commercialize Testim pursuant to a license agreement with Bentley. Bentley may unilaterally terminate the agreement if we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by Bentley. If the agreement is properly terminated by Bentley, we may not be able to manufacture or sell Testim.

Additionally, we have obtained exclusive rights to make and sell products that are used for hormone replacement, to treat any type of urologic disorder or as a pain therapy incorporating PharmaForm’s transmucosal film technology. This agreement continues for the life of the licensed patent rights. Either party may terminate this agreement under certain events of bankruptcy or insolvency by the other party. PharmaForm may unilaterally terminate this agreement if:

•	we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by PharmaForm; or

•	we fail to initiate clinical trials within two years of availability of final formulation in quantities adequate for clinical testing and associated documentation for clinical trials.

If our agreement with PharmaForm is properly terminated by PharmaForm, we may not be able to execute our strategy to develop, manufacture or sell transmucosal film products. To the extent that unpatented PharmaForm trade secrets are necessary for the manufacture of the transmucosal product candidates, our license to such trade secrets would expire with the expiration of the licensed patents in 2020 or later and potentially impair our continued commercialization of our transmucosal product candidates thereafter.

We have also obtained exclusive worldwide rights from BioSpecifics Technologies to develop, market and sell products other than dermal formulations labeled for topical administration, where the products contain BioSpecifics Technologies’ enzyme for the treatment of Peyronie’s Disease and Dupuytren’s Disease. We may expand the agreement, at our option, to license products which contain BioSpecifics Technologies’ enzyme for other indications, excluding dermal formulations labeled for topical administration, as they are developed by BioSpecifics Technologies or by us. This agreement continues on a product by product and country by country basis until the later of:

•	the last to expire valid claim of a patent covering such product;

•	the expiration of the regulatory period conveyed by orphan drug designation with respect to such product; and

•	12 years.

Upon expiration of the agreement pursuant to the preceding sentence, we will have a fully paid-up license to the products developed under the agreement. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. We may terminate this agreement in its entirety, or on a country by country basis, on an indication by indication basis, or on a product by product basis, at any time upon 90 days prior written notice to BioSpecifics Technologies. If this agreement is properly terminated by BioSpecifics Technologies, we may not be able to execute our strategy to develop and commercialize our Peyronie’s and Dupuytren’s Diseases product candidate or to develop and commercialize future product candidates utilizing BioSpecifics Technologies’ enzyme.

We expect to enter into additional licenses in the future. These licenses may impose various development, commercialization, funding, royalty, diligence or other obligations on us. If we breach any of these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which could make it impossible for us to develop, manufacture or sell the products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any products relating to our in-licensed intellectual property, including Testim. These disputes could lead to delays in or termination of the development, manufacture and commercialization of Testim or our product candidates or to litigation.

We have only limited patent protection for Testim and our product candidates, and we may not be able to obtain, maintain and protect proprietary rights necessary for the development and commercialization of Testim or our product candidates.

Our business and competitive positions are dependent upon our ability to obtain and protect our proprietary position for Testim and our product candidates in the U.S., Europe and elsewhere. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the biopharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our and our licensors’ patents and patent applications may not protect our technologies and products because, among other things:

•	there is no guarantee that any of our or our licensors’ pending patent applications will result in issued patents;

•	we may develop additional proprietary technologies that are not patentable;

•	there is no guarantee that any patents issued to us, our collaborators or our licensors will provide us with any competitive advantage or cover our product candidates;

•	there is no guarantee that any patents issued to us or our collaborators or our licensors will not be challenged, circumvented or invalidated by third parties; and

•	there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on our ability to do business.

We attempt to protect our intellectual property position by filing or obtaining licenses to patent applications and, where appropriate, patent applications in other countries related to our proprietary technology, inventions and improvements that are important to the development of our business. Currently, neither Testim nor our product candidates are covered by composition of matter patents. Our BioSpecifics Technologies product candidate is covered by a method of use patent. Our PharmaForm transmucosal film product candidates are covered by a formulation patent in the U.S. only. This patent expires in 2020. Testosterone, the active ingredient in Testim, is off-patent and is included in competing TRT products. The U.S. patent that we license from Bentley covers the formulation of Testim and expires in June 2008. The European patents that we license from Bentley for Testim expire in 2006. In July 2005, a patent covering Testim issued in Canada, and this patent is included in our license from Bentley. This patent expires in 2023. Bentley has filed a new patent application in the U.S., Europe and Japan which, if issued, could provide additional patent protection for Testim. AA4500 licensed from BioSpecifics Technologies is covered by two method of use patents in the U.S., one for the treatment of Peyronie’s Disease and one for the treatment of Dupuytren’s Disease. The Peyronie’s patent expires in 2019 and the Dupuytren’s patent expires in 2014. Both patents are limited to the use of AA4500 for the treatment of Peyronie’s Disease and Dupuytren’s Disease with certain dose ranges and/or concentration ranges. Currently there is not enough data to establish whether any ultimate approved product for Peyronie’s Disease or Dupuytren’s Disease will be covered by these patents. Foreign patents and pending applications may also cover these products in certain countries depending upon the concentration and dosage ranges of such products. Some countries will not grant patents on patent applications that are filed after the public sale or disclosure of the material claimed in the patent application. The U.S., by contrast, allows a one year grace period after public disclosure in which to file a patent application. Because the European patent application was filed after Testim went on the market in the U.S., our ability to obtain additional patent protection outside of the U.S. may be limited.

The standards that the U.S. Patent and Trademark Office, or USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or others.

We intend to seek patent protection whenever it is available for any products or product candidates we acquire in the future. However, any patent applications for future products may not issue as patents, and any patent issued on such products may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued on products we may acquire in the future may not be sufficiently broad to prevent third parties from commercializing competing products. If we fail to obtain adequate patent protection for our products, our ability to compete could be impaired.

Technology in-licensed by us is important to our business. We may not control the patent prosecution, maintenance or enforcement of our in-licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed intellectual property. For example, in-licensed patents for which our rights are limited to a particular field of use could be or become licensed in other fields to other licensees and, therefore, become subject to enforcement by such other licensees without our participation. Consequently, such licensed patents could be held invalid or unenforceable or could have claims construed in a manner adverse to our interests in litigation, which we would not control or to which we would not be a party. If any of the intellectual property rights of our licensors is found to be invalid, this could have a material adverse impact on our operations.

We control the filing, prosecution and maintenance of BioSpecifics’ patents relating to products licensed our development and license agreement with Biospecifics. Pursuant to the terms of the agreement, we must pay a specified percentage of the fees and expenses incurred by us in connection with filing, prosecution and maintenance of BioSpecific patents and shall receive a credit against future royalties payable to BioSpecifics under the Agreement equal to a specified percentage of such fees and expenses. Additionally, BioSpecifics shall reimburse us for 100% of fees and expenses in connection with filings, prosecution and/or maintenance of patents pertaining to pharmaceutical applications containing BioSpecifics’ enzyme for which we declines to exercise its option under the Agreement to pursue and which BTC pursues.

The Dupuytren’s patent will be the subject of a reexamination proceeding or a reissue application in the USPTO for the purpose of submitting prior art that was not previously submitted during the prosecution of the Dupuytren’s patent. As a result, the patent may not be allowed by the USPTO, and therefore, may not be valid and enforceable.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm. We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. However, trade secrets are difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. Nor can we guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, or that we will have an adequate remedy for any such breach. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. Others may have developed, or may develop in the future, substantially similar or superior know-how and technology. The loss or exposure of our trade secrets, know-how and other proprietary information, as well as independent development of similar or superior know-how, could harm our operating results, financial condition and future growth prospects. Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other companies. Although our confidentiality agreements with these employees and consultants require that they do not bring to us, or use without proper authorization, any third party’s proprietary technology, if they violate their agreements, we could suffer claims or liabilities.

We may have to engage in costly litigation to enforce or protect our proprietary technology or to defend challenges to our proprietary technology by our competitors, which may harm our business, results of operations, financial condition and cash flow.

The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our licensed patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation may be necessary to protect our proprietary rights, and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our proprietary rights.

Our ability to market our products may be impaired by the intellectual property rights of third parties.

Our commercial success will depend in part on not infringing the patents or proprietary rights of third parties. We are aware of competing intellectual property relating to the testosterone gel market. While we currently believe we have freedom to operate in the testosterone gel market, others may challenge our position in the future. We are also aware of at least one third-party patent relating to BioSpecifics Technologies’ enzyme which may impair BioSpecifics Technologies’ freedom to operate in the manufacture of AA4500. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

Third parties could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. A third party might request a court to rule that the patents we in-license are invalid or unenforceable. In such a case, even if the validity or enforceability of those patents were upheld, a court might hold that the third party’s actions do not infringe the patent we in-license thereby, in effect, limiting the scope of our patent rights. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

We may not be able to obtain or maintain orphan drug exclusivity for our product candidates for the treatment of urologic and sexual health disorders, and our competitors may obtain orphan drug exclusivity prior to us, which could significantly harm our business.

Some jurisdictions, including Europe and the U.S., may designate drugs for relatively small patient populations as orphan drugs. The FDA granted orphan drug status to our product candidate in the U.S. for the treatment of Peyronie’s Disease, and we plan on filing an application with the FDA requesting a transfer of the orphan drug designation from the current holder to us. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and specific tax credits in the U.S. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to 10 years in Europe and for a period of seven years in the U.S. Obtaining orphan drug designations and orphan drug exclusivity for our product candidates for the treatment of urologic and sexual health disorders, including Peyronie’s Disease, may be critical to the success of these product candidates. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do, in which case we would be excluded from that market. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, even if we obtain orphan drug exclusivity for any of our product candidates, a viable commercial market may never develop and we may never derive any meaningful revenues from the sales of these products.

If Testim or our future products or product candidates infringe the intellectual property of our competitors or other third parties, we may be required to pay license fees or cease these activities and pay damages, which could significantly harm our business.

Even if we have our own patents which protect our products, Testim and our product candidates may nonetheless infringe the patents or violate the proprietary rights of third parties. In these cases, we may be required to obtain-licenses to patents or proprietary rights of others in order to continue to sell and use Testim and develop and commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property.

Third parties may assert patent or other intellectual property infringement claims against us, or our licensors or collaborators, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. We may not have sufficient resources to effectively litigate these claims. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from business operations. In addition, any patent claims brought against our licensors or collaborators could affect their ability to carry out their obligations to us.

Furthermore, if a patent infringement suit were brought against us, or our licensors or collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to cease or be delayed. Ultimately, we may be unable to commercialize one or more of our product candidates, our patent claims may be substantially limited or may have to cease some portion of our operations as a result of patent infringement claims, which could severely harm our business.

Risks Related to Employees and Growth

If we are not able to retain our current management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

We are dependent on the members of our management team, in particular, our Chief Executive Officer, Gerri Henwood, for our business success. In addition, an important element of our strategy is to leverage the development, regulatory and commercialization expertise of our current management, including Ms. Henwood, in our development activities. We currently carry a $1.0 million key-man life insurance policy on the life of Ms. Henwood. Our employment agreements with our executive officers are terminable on short notice or no notice. The loss of any one of our executive officers may result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of Testim or our product candidates. Since October 2004, four members of our senior management have left our employ. If we are unable to attract and retain qualified and talented senior management personnel, our business may suffer.

To grow we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful commercialization of Testim and the development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could severely limit our growth and harm our business.

Changes in the expensing of stock-based compensation will result in unfavorable accounting charges and may require us to change our compensation practices. Any change in our compensation practices may adversely affect our ability to attract and retain qualified scientific, technical and business personnel.

We rely heavily on stock options to compensate existing employees and attract new employees. We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. We also have an employee stock purchase plan under which employees can purchase our common stock at a discount. The Financial Accounting Standards Board has recently announced new rules for recording expense for the fair value of stock options and purchase rights under employee stock purchase plans. The Securities and Exchange Commission delayed the effective date for the new rules until the beginning of the first fiscal year after June 15, 2005. As a result, we will be required to change our accounting policy to record expense for the fair value of stock options and purchase rights under our employee stock purchase plan on January 1, 2006, thereby increasing our operating expenses and reported losses. Although we intend to continue to include various forms of equity in our compensation plans, if the extent to which we use forms of equity in our plans is reduced due to the negative effects on earnings, it may be difficult for us to attract and retain qualified scientific, technical and business personnel.

Our operations may be impaired unless we can successfully manage our growth.

As of June 30, 2005 we had 167 employees. In order to continue to expand Testim’s sales and commercialize our other product candidates, we currently anticipate that we will need to add in the range of 10% to 15% additional managerial, selling, operational, financial and other employees to our existing departments over each of the next two years. Expansion may place, a significant strain on our management, operational and financial resources. Moreover, higher than expected market growth of Testim, the acquisition or in-licensing of additional products, as well as the development and commercialization of our other product candidates or marketing arrangements with third parties, could accelerate our hiring needs beyond our current expectations. To manage further growth, we will be required to continue to improve existing, and implement additional, operational and financial systems, procedures and controls, and hire, train and manage additional employees. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth and we may not be able to hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our business goals. In addition, our direct sales force consists of relatively newly hired employees. Turnover in our direct sales force or marketing team could adversely affect Testim and future product sales growth.

Risks Related to Stock Market Price

Our stock price is likely to be volatile, and the market price of our common stock may drop below the current price.

Prior to our initial public offering in July 2004, there was no public market for our common stock. Since our initial public offering, our stock price has, at times, been volatile. Market prices for securities of pharmaceutical, biotechnology and specialty pharmaceutical companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	Testim market acceptance and sales growth;

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	developments concerning therapies that compete with Testim in the treatment of hypogonadism;

•	our ability to manufacture any products to commercial standards;

•	results of our clinical trials;

•	the regulatory status of our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the U.S. and foreign countries;

•	developments or disputes concerning our patents or other proprietary rights;

•	public concern over our drugs;

•	litigation involving our company or our general industry or both;

•	future sales of our common stock;

•	changes in the structure of healthcare payment systems, including developments in price control legislation;

•	departure of key personnel;

•	the degree to which our co-promotion arrangements generate revenue;

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	announcements of material events by those companies that are our competitors or perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	general economic, industry and market conditions.

If any of these risks occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If we do not comply with registration rights, we may be required to pay substantial penalties to certain holders of our restricted securities.

On June 28, 2005, we entered into securities purchase agreements with certain qualified purchasers to sell an aggregate of 8,242,796 shares of common stock and warrants to purchase an aggregate of 2,060,687 shares of common stock with an exercise price of $5.84 per share in a private placement transaction. We completed the sale on June 30, 2005. Under the terms of the securities purchase agreements, we agreed to use our reasonable best efforts to file a registration statement with the SEC by August 14, 2005 to register for resale the shares of common stock and the shares of common stock issuable upon the exercise of the warrants sold in the private placement. The registration statement is required under the securities purchase agreements to become effective within 30 days following the date on which the registration statement is filed with the SEC if the registration statement receives no SEC review or 60 days after the date on which the registration statement is filed with the SEC if the registration statement receives SEC review.

If the registration statement is not filed with the SEC or is not declared effective by the applicable required date, then we have agreed to pay each purchaser as liquidated damages an amount equal to 0.0333% of the purchase price paid by such purchaser for the securities in the private placement for each day until the registration statement is either filed with the SEC or declared effective, as the case may be. In addition, we agreed to use our reasonable best efforts to keep the registration statement effective until the earlier of two years after the effective date of the registration statement, the date on which the shares of common stock and the shares of common stock issuable upon exercise of the warrants become eligible for resale pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or any other rule of similar effect, or such time as all such shares have been sold by the purchasers. If, after the registration statement is declared effective, we suspend the use of the registration statement by the purchasers for the resale of the shares, we have agreed to pay each purchaser as liquidated damages an amount equal to 0.0333% of the purchase price paid by each such purchaser for the securities in the private placement for each day that the use of the registration statement is suspended in excess of 45 consecutive days or 60 days in the aggregate in any 12-month period.

The volatility of our stock price will affect the elements of the Black-Scholes valuation model that we used to calculate the fair value of the warrants to purchase 2,060,687 shares of our common stock that we issued in our June 30, 2005 private placement, which could cause our operating results to vary significantly.

The securities purchase agreements pursuant to which we consummated our June 30, 2005 private placement require us, among other things, to file a registration statement by August 14, 2005 with the Securities and Exchange Commission to register for resale the shares of common stock and the shares of common stock issuable upon exercise of the warrants we issued in the private placement, and, subject to certain exceptions, to keep the registration statement effective for up to two years. If we fail to obtain and maintain the effectiveness of the registration statement, we could incur significant damages. As a result, the warrants to purchase 2,060,687 shares of our common stock that we issued in the private placement must be classified as a derivative instrument and cannot be considered equity. Accordingly, we recorded a liability for the fair value of these warrants equal to

$6.2 million at June 30, 2005. This liability is based on the fair value of the warrants at June 30, 2005 using a Black-Scholes valuation model. In future reporting periods we will be required to recalculate the fair value of this liability, and to the extent that any of the variables used in the valuation model (including the price of our common stock) change, the value of the liability will increase or decrease. The change in the value of the liability will be included in our statement of operations as “other income (expense), net.” The value of the liability may fluctuate significantly.

A significant portion of our total outstanding common stock is restricted from resale but may be sold into the market. Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities, even if our business is doing well.

As of August 8, 2005, we have 29,151,935 shares of common stock outstanding, of which 23,321,537 shares, or 80.0%, are restricted securities under Rule 144 of the General Rules and Regulations under the Securities Act of 1933 or by the provisions of grants under our 2004 Equity Compensation Plan. On August 8, 2005, 8,756,943 shares of common stock were freely tradable under Rule 144(k) and 6,215,247 shares of common stock were eligible for resale under Rule 144, subject to volume limitations.

In addition, holders of 22,301,278 shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. In addition, holders of outstanding warrants representing the right to purchase approximately 3,793,363 shares of our common stock have these same rights with respect to the underlying common stock upon exercise of these warrants. Furthermore, all shares of common stock that we may issue under our 2004 Equity Compensation Plan and our 2004 Employee Stock Purchase Plan can be freely sold in the public market upon issuance, subject to lock-up agreements.

Possible dilutive effect of outstanding options and warrants.

As of June 30, 2005, stock options to purchase 2,135,323 shares of common stock and warrants to purchase 3,793,363 shares of common stock were outstanding. In addition, as of June 30, 2005 a total of 405,039 stock options are available for grant under our 2004 Equity Compensation Plan. A total of 594,079 of the outstanding options and warrants are “in the money” and exercisable as of June 30, 2005. “In the money” means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

Our executive officers, directors and major stockholders have the ability to control all matters submitted to stockholders for approval.

Our executive officers, directors and certain of our stockholders who beneficially own more than 5% of our outstanding common stock, and their affiliates, in the aggregate, beneficially own shares representing approximately 62% of our common stock. Beneficial ownership includes shares over which an individual or entity has investment or voting power and includes shares that could be issued upon the exercise of options and warrants within 60 days. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these individuals, if they chose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control in management that stockholders believe is desirable.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

The affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote.

In addition, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, progress and timing of development programs and related trials and the efficacy of our product candidates, the commercial benefits available to us as a result of our agreements with third parties, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “may,” “will,” “should,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or “appear” or the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We issued 8,242,796 shares of common stock and warrants to purchase 2,060,687 shares of common stock in a private placement of securities that closed on June 30, 2005. The private placement transaction was exempt from the registration requirements of the Securities Act of 1933, as amended. We have agreed with each selling stockholder to file a registration statement to register for resale the shares of common stock and shares of common stock underlying warrants we issued in the private placement transaction. Such shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

The information in the table below is based on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2005 are considered outstanding. These shares, however, are not considered outstanding as of June 30, 2005 when computing the percentage ownership of each other person. Percentage of ownership is based on 29,057,635 shares outstanding on June 30, 2005. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Number of Warrant Shares Being Offered (1)	Shares of Common Stock to be Beneficially Owned After Offering (2)
	Number	Percentage			Number	Percentage
Perseus-Soros Biopharmaceutical Fund, LP (3)	4,211,833	14.3%	612,089	153,022	3,446,722	11.8%
Sprout Capital IX, L.P. and affiliated entities (4) (24) (25)	4,439,630	14.8%	1,205,815	301,453	2,932,362	9.9%
Dr. James Niedel (5) (24) (25)	4,504,192	15.0%	18,363	4,590	2,973,971	10.0%
Caduceus Private Investments II, LP and affiliated entities (6)	2,085,759	7.1%	489,671	122,417	1,473,671	5.0%
Domain Public Equity Partners, L.P. (7)	1,020,150	3.5%	816,120	204,030	—	—
MERLIN NEXUS II, L.P. (8)	510,073	1.8%	408,059	102,014	—	—
FrontPoint Healthcare Fund, L.P. and affiliated entities (9)	2,167,812	7.4%	1,734,251	433,561	—	—
UBS Securities LLC F/B/O Kings Road Investments Ltd. (10)	765,111	2.6%	612,089	153,022	—	—
Goldman Sachs & Co. FBO MPM BioEquities Master Fund LP (11)	510,073	1.7%	408,059	102,014	—	—
Tang Capital Partners, LP (12)	510,073	1.7%	408,059	102,014	—	—
ProMed Offshore Fund II, Ltd. and affiliated entities (13) (24)	487,554	1.7%	306,045	76,509	105,000	*
SCP Private Equity Partners II, L.P. (14) (28)	3,984,826	13.6%	661,056	165,264	3,158,506	10.8%
Wayne B. Weisman (15) (26)	4,645,624	15.8%	51,007	12,751	3,398,495	11.6%
Thomas G. Rebar and Kristine A. Rebar (16) (26)	4,010,329	13.7%	20,403	5,100	3,158,506	10.8%
James W. Brown and Lynne L. Brown (17) (26)	3,987,376	13.6%	2,040	510	3,158,506	10.8%
Winston J. Churchill (18) (26)	4,733,031	16.0%	67,330	16,832	3,439,995	11.8%
C.I.P. Capital, L.P. (19) (26)	597,040	2.0%	285,641	71,410	239,989	*
The Churchill Foundation (20) (26)	25,503	*	20,403	5,100	—	—
Trust under deed by Winston J. Churchill; f/b/o John Justin Churchill (Suria) (21) (26)	38,255	*	30,604	7,651	—	—
Trust under deed by Winston J. Churchill; f/b/o John Justin Churchill (Sharbaugh) (22) (26)	107,115	*	85,692	21,423	—	—
Total	21,742,842	67.0%	8,242,796	2,060,687	11,439,359	37.6%

*	Less than one percent.

(1)	The warrants have an exercise price of $5.84 per share. The warrants are fully vested and may be exercised anytime prior to June 29, 2010.

(2)

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.

However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Includes 3,877,403 shares of common stock and 304,930 shares of common stock underlying warrants that are currently exercisable held by Perseus-Soros BioPharmaceutical Fund, LP and 29,500 shares of common stock underlying options held by Dennis J. Purcell that are exercisable within 60 days of June 30, 2005. Mr. Purcell is a senior managing director of the Perseus-Soros BioPharmaceutical Fund, LP. Mr. Purcell disclaims beneficial ownership of any of the shares held by the Perseus-Soros BioPharmaceutical Fund, LP, except to the extent of his pecuniary interest therein. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseus EC, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Perseuspur, LLC, is the sole member of Perseus EC, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. Dennis J. Purcell, a member of our Board of Directors and the Nominating and Governance Committee of our Board of Directors, is a Senior Managing Director of Perseus-Soros Management, LLC, which may be deemed to be an affiliate of Perseus-Soros BioPharmaceutical Fund, LP.

(4)	Includes 3,486,104 shares of common stock and 926,888 shares of common stock underlying warrants that are currently exercisable held by Sprout Capital IX, L.P; 13,738 shares of common stock and 3,653 shares of common stock underlying warrants that are currently exercisable held by Sprout Entrepreneurs Fund, L.P.; and 7,305 shares of common stock and 1,942 shares of common stock underlying warrants that are currently exercisable held by DLJ Capital Corporation. Of the total shares being offered, 1,198,579 shares of common stock and 299,644 shares of common stock underlying warrants are being offered by Sprout Capital IX, L.P; 4,724 shares of common stock and 1,181 shares of common stock underlying warrants are being offered by Sprout Entrepreneurs Fund, L.P.; and 2,512 shares of common stock and 628 shares of common stock underlying warrants are being offered by DLJ Capital Corporation. DLJ Capital Corporation is the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and, as such, makes all of the investment decisions on behalf of Sprout IX, L.P. and Sprout Entrepreneurs Fund, L.P. DLJ Capital Corporation is a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., a Delaware corporation and wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation. Credit Suisse First Boston (USA), Inc. is the sole member of Credit Suisse First Boston LLC, a registered broker-dealer. See footnotes 24 and 25.

(5)	Includes 50,363 shares of common stock and 14,199 shares of common stock underlying warrants that are currently exercisable held by Dr. James Niedel; 3,486,104 shares of common stock and 926,888 shares of common stock underlying warrants that are currently exercisable held by Sprout Capital IX, L.P; 13,738 shares of common stock and 3,653 shares of common stock underlying warrants that are currently exercisable held by Sprout Entrepreneurs Fund, L.P.; and 7,305 shares of common stock and 1,942 shares of common stock underlying warrants that are currently exercisable held by DLJ Capital Corporation. Dr. James Niedel is a venture partner and consultant to The Sprout Group and DLJ Capital Corporation. DLJ Capital Corporation is the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and, as such, makes all of the investment decisions on behalf of Sprout IX, L.P. and Sprout Entrepreneurs Fund, L.P. Dr. Niedel disclaims beneficial ownership of securities held by DLJ Capital Corporation, Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P. except to the extent of his pecuniary interest therein. DLJ Capital Corporation is a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., a Delaware corporation and wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation. Credit Suisse First Boston (USA), Inc. is the sole member of Credit Suisse First Boston LLC, a registered broker-dealer. See footnotes 24 and 25.

(6)	Includes 1,082,817 shares of common stock and 308,737 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II, LP; 405,831 shares of common stock and 115,712 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II (QP), LP; and 134,355 shares of common stock and 38,307 shares of common stock underlying warrants that are currently exercisable held by UBS Juniper Crossover Fund, L.L.C. Of the total number of shares being offered, 326,693 shares of common stock and 81,673 shares of common stock underlying warrants are being offered by Caduceus Private Investments II, LP; 122,442 shares of common stock and 30,610 shares of common stock underlying warrants are being offered by Caduceus Private Investments II (QP), LP; and 40,536 shares of common stock and 10,134 shares of common stock underlying warrants are being offered by UBS Juniper Crossover Fund, L.L.C. The general partner of Caduceus Private Investments II, LP and Caduceus Private Investments II (QP), LP is OrbiMed Capital II, LLC. OrbiMed Advisors LLC is a member of PW Juniper Management LLC, which is the managing member of UBS Juniper Crossover Fund, L.P. OrbiMed Advisors LLC and OrbiMed Capital II, LLC share the same individual members. OrbiMed Advisors LLC and OrbiMed Capital II, LLC, and the individual members thereof, may be deemed to beneficially own securities held by each of the above entities and disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein. Samuel D. Isaly, managing partner of Orbimed Advisors, which advises Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP, and UBS Juniper Crossover Fund, L.L.C., has voting and investment control over the securities held by Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP, and UBS Juniper Crossover Fund, L.L.C. Jonathan Silverstein, a member of our Board of Directors from November 2003 to June 2004, is a partner of OrbiMed Advisors LLC.

(7)	Includes 816,120 shares of common stock and 204,030 shares of common stock underlying warrants that are currently exercisable. The sole general partner of Domain Public Equity Partners, L.P. is Domain Public Equity Associates, L.L.C. The managing members of Domain Public Equity Associates, L.L.C. are Nicole Vitullo and Domain Associates L.L.C. The managing members of Domain Associates L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More and Nicole Vitullo. Nicole Vitullo and the other managing members of Domain Associates L.L.C. share voting and investment control over the securities held by Domain Public Equity Partners, L.P. and disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(8)	Includes 408,059 shares of common stock and 102,014 shares of common stock underlying warrants that are currently exercisable. Dominique Semon, as managing member of Merlin Private Equity, LLC, general partner of MERLIN NEXUS II, L.P., has voting and investment control over the securities held by MERLIN NEXUS II, L.P.

(9)	Includes 1,092,713 shares of common stock and 273,178 shares of common stock underlying warrants that are currently exercisable held by FrontPoint Healthcare Fund, L.P.; 117,447 shares of common stock and 29,361 shares of common stock underlying warrants held by FrontPoint Healthcare I Fund, L.P.; and 524,091 shares of common stock and 131,022 shares of common stock underlying warrants that are currently exercisable held by FrontPoint Healthcare Horizons Fund, L.P. Arthur J. Lev, as general counsel to Frontline Partners, LLC, has voting and investment control over the securities held by FrontPoint Healthcare Fund, L.P., FrontPoint Healthcare I Fund, L.P., and FrontPoint Healthcare Horizons Fund, L.P.

(10)	Includes 612,089 shares of common stock and 153,022 shares of common stock underlying warrants that are currently exercisable. Kings Road Investments Ltd. is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investments Ltd., as investment managers; Polygon Global Opportunities Master Fund; Alexander Jackson; Reade Griffith; and Paddy Dear share voting and investment control over the securities held by Kings Road Investments Ltd. Alexander Jackson, Reade Griffith and Paddy Dear control Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investments Ltd.

(11)	Includes 408,059 shares of common stock and 102,014 shares of common stock underlying warrants that are currently exercisable. Kurt von Emster, as general partner and portfolio manager of MPM BioEquities Master Fund LP, has voting and investment control over the securities held by MPM BioEquities Master Fund LP.

(12)	Includes 408,059 shares of common stock and 102,014 shares of common stock underlying warrants that are currently exercisable. Kevin C. Tang, as managing member of the limited partnership, has voting and investment control over the securities held by Tang Capital Partners, LP.

(13)	Includes 307,741 shares of common stock and 57,297 shares of common stock underlying warrants that are currently exercisable held by ProMed Offshore Fund II, Ltd.; 12,048 shares of common stock and 2,249 shares of common stock underlying warrants that are currently exercisable held by ProMed Offshore Fund, Ltd.; 71,731 shares of common stock and 13,332 shares of common stock underlying warrants that are currently exercisable held by ProMed Partners, L.P.; and 19,525 shares of common stock and 3,631 shares of common stock underlying warrants that are currently exercisable held by ProMed Partners II, L.P. Of the total shares being offered, 229,191 shares of common stock and 57,297 shares of common stock underlying warrants are being offered by ProMed Offshore Fund II, Ltd.; 8,998 shares of common stock and 2,249 shares of common stock underlying warrants are being offered by ProMed Offshore Fund, Ltd.; 53,331 shares of common stock and 13,332 shares of common stock underlying warrants are being offered by ProMed Partners, L.P.; and 14,525 shares of common stock and 3,631 shares of common stock underlying warrants are being offered by ProMed Partners II, L.P. Barry Kurokawa and David Musket, as portfolio co-managers, have voting and investment control over the securities held by ProMed Offshore Fund II, Ltd., Offshore Fund, Ltd., ProMed Partners, L.P., and ProMed Partners II, L.P. Mr. Musket is a principal of Musket Research Associates, Inc., a registered broker/dealer. Mr. Kurokawa is a registered representative of Musket Research Associates, Inc. See footnote 24.

(14)	Includes 3,687,878 shares of common stock and 296,948 shares of common stock underlying warrants that are currently exercisable. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein. See footnote 26.

(15)

Includes 51,007 shares of common stock and 12,751 shares of common stock underlying warrants that are currently exercisable held by Wayne B. Weisman; 3,687,878 shares of common stock and 296,948 shares of common stock underlying warrants that are currently exercisable held by SCP Private Equity Partners II, L.P.; and 514,774 shares of common stock and 82,266 shares of common stock underlying warrants that are currently exercisable held by C.I.P. Capital, L.P. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II,

L.P., except to the extent of any indirect pecuniary interest therein. Mr. Weisman and Mr. Churchill have voting and investment control over securities held by C.I.P. Capital, L.P. Mr. Weisman and Mr. Churchill each disclaim beneficial ownership of all shares that may be held by C.I.P. Capital, L.P., except to the extent of any indirect pecuniary interest therein. See footnote 26.

(16)	Includes 20,403 shares of common stock and 5,100 shares of common stock underlying warrants that are currently exercisable held by Thomas G. Rebar and Kristine A. Rebar and 3,687,878 shares of common stock and 296,948 shares of common stock underlying warrants that are currently exercisable held by SCP Private Equity Partners II, L.P. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein. See footnote 26.

(17)	Includes 2,040 shares of common stock and 510 shares of common stock underlying warrants that are currently exercisable held by James W. Brown and Lynne L. Brown and 3,687,878 shares of common stock and 296,948 shares of common stock underlying warrants that are currently exercisable held by SCP Private Equity Partners II, L.P. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein. See footnote 26.

(18)

Includes 67,330 shares of common stock, 16,832 shares of common stock underlying warrant that are currently exercisable and 41,500 shares of common stock underlying options that are exercisable within 60 days of June 30, 2005 held by Winston J. Churchill; 3,687,878 shares of common stock and 296,948 shares of common stock underlying warrants that are currently exercisable held by SCP Private Equity Partners II, L.P.; 514,774 shares of common stock and 82,266 shares of common stock underlying warrants that are currently exercisable held by C.I.P. Capital, L.P.; and 20,403 shares of common stock and 5,100 shares of common stock underlying warrants that are currently exercisable held by The Churchill Foundation. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund

Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein. Mr. Churchill is founder and a control person of C.I.P. Capital, L.P. Mr. Churchill has voting and investment control over securities held by The Churchill Foundation. Mr. Churchill disclaims beneficial ownership of all shares that may be held by C.I.P. Capital Partners, L.P. or The Churchill Foundation, except to the extent of any indirect pecuniary interest therein. See footnote 26.

(19)	Includes 514,774 shares of common stock and 82,266 shares of common stock underlying warrants that are currently exercisable. Winston J. Churchill and Wayne B. Weisman have voting and investment control over securities held by C.I.P. Capital, L.P. See footnote 26.

(20)	Includes 20,403 shares of common stock and 5,100 shares of common stock underlying warrants that are currently exercisable. The Churchill Foundation is a family foundation controlled by Winston J. Churchill. Winston J. Churchill has voting and investment control over the securities held by The Churchill Foundation. See footnote 26.

(21)	Includes 30,604 shares of common stock and 7,651 shares of common stock underlying warrants that are currently exercisable. John Suria, as trustee, has voting and investment control over the securities held in trust under deed by Winston J. Churchill for the benefit of John Justin Churchill. John Justin Churchill is Winston J. Churchill’s son. See footnote 26.

(22)	Includes 85,692 shares of common stock and 21,423 shares of common stock underlying warrants that are currently exercisable. Thomas Sharbaugh, as trustee, has voting and investment control over the securities held in trust under deed by Winston J. Churchill for the benefit of John Justin Churchill. John Justin Churchill is Winston J. Churchill’s son. See footnote 26.

(23)	Includes 18,523,429 shares of common stock, 3,336,113 shares of common stock underlying warrants that are currently exercisable and 71,000 shares of common stock underlying options that are exercisable within 60 days of June 30, 2005.

(24)	Selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (a) did not acquire its shares being offered in the ordinary course of business or (b) had any agreement or understanding, directly or indirectly, with any person to distribute the securities. To our knowledge, no selling stockholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

(25)	Philippe O. Chambon, M.D., Ph.D., a member of our Board of Directors and the Compensation Committee of our Board of Directors and the Chairman of the Nominating and Corporate Governance Committee of our Board of Directors, is a Managing Director of New Leaf Venture Partners, L.L.C. (“New Leaf”). New Leaf is a sub-advisor to DLJ Capital Corporation (“DLJCC”), which is the managing general partner of Sprout Capital IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P., and as such, assists DLJCC in the performance of DLJCC;s investment advisory services. Dr. James Niedel is a Managing Director of New Leaf. During fiscal 2004, we used ePocrates, Inc. for Testim promotion services and new product surveys. We paid ePocrates $109,000 in 2004 for such services. Dr. Chambon is a member of the Board of Directors of ePocrates. Additionally, Sprout Capital IX, L.P. maintains an investment of greater than 10% in ePocrates.

(26)	Winston J. Churchill is a member of our Board of Directors and Chairman of the Compensation Committee of our Board of Directors. Mr. Churchill is a managing partner of SCP Private Equity Partners II, L.P. and a founder and control person of CIP Capital, L.P. In October 2003, Mr. Churchill personally loaned Gerri A. Henwood, our Chief Executive Officer, Interim President and director, and her husband $100,000 for personal financial reasons. This loan bears interest at the prime rate compounded monthly and is repayable on demand. As of June 30, 2005, the total amount owed is $103,807.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or become eligible for resale pursuant to Rule 144(k) under the Securities Act of 1933 or any other rule of similar effect, or (ii) two years after the effective date of the Registration Statement. Our agreements with the selling stockholders also provide that under certain circumstances we may suspend the use of this prospectus in connection with sales of shares for up to 45 consecutive days and 60 days in the aggregate during any 12-month period. If the use of the registration statement is suspended in excess of such periods, we have agreed to pay each purchaser as liquidated damages an amount equal to 0.0333% of the purchase price paid by each such purchaser for the securities in the private placement for each day that the use of the registration statement is suspended in excess of 45 consecutive days or 60 days in the aggregate during any 12-month period.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You should call 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our Internet website at http://www.auxilium.com.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1) Our Annual Report on Form 10-K for the year ended December 31, 2004;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

(3) Our Current Reports on Form 8-K, filed with the SEC on January 6, 2005; February 11, 2005; March 16, 2005; March 22, 2005; April 13, 2005 (other than information furnished pursuant to Items 7.01 and 9.01 and the related exhibit); May 16, 2005; June 3, 2005; June 14, 2005; June 17, 2005, July 1, 2005; August 2, 2005 (other than information furnished pursuant to Items 7.01 and 9.01 and the related exhibit thereto);

(4) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(5) The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on July 16, 2004, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Auxilium Pharmaceuticals, Inc.

40 Valley Stream Parkway

Malvern, PA 19355

Attention: Investor Relations

Telephone: (484) 321-5900

AUXILIUM PHARMACEUTICALS, INC.

10,303,483 SHARES OF COMMON STOCK

PROSPECTUS

                , 2005

YOU SHOULD RELY ONLY IN THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AND THE SELLING STOCKHOLDERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, SHARES OF OUR COMMON STOCK IN ANY JURISDICTION IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.